CNL Strategic Capital, LLC

450 South Orange Avenue

Orlando, Florida 32801

March 6, 2018

VIA EDGAR Ruairi Regan, Esq. James Lopez, Esq. United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-0404

Re:	Request for Acceleration of Effectiveness
CNL Strategic Capital, LLC
Registration Statement on Form S-1
(File No. 333-222986)

Dear Mr. Regan and Mr. Lopez:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), CNL Strategic Capital, LLC (the “Company”) hereby requests that the effectiveness for the above-captioned Registration Statement on Form S-1 (as amended through the date hereof) filed under the Securities Act be accelerated to 9:00 a.m., New York City time, on March 7, 2018, or as soon thereafter as practicable. The Company hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.

Very truly yours,

CNL STRATEGIC CAPITAL, LLC

By:	/s/ Chirag J. Bhavsar
Name:	Chirag J. Bhavsar
Title:	Chief Executive Officer